Securities and Exchange Commission

                             Washington, D.C., 20549

                                   FORM N-54C

       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT
TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT
OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Group Management Corp.

Address of Principal Business Office (No. & Street,  City,
State, Zip Code): c/o 101 Marietta St., Suite 1070, Atlanta,
GA 30303.

Telephone Number (including area code): (404) 522-1202

File Number under the Securities Exchange Act of 1934: 814-
00628.

The following is the basis for the filing of this notification of withdrawal: is not currently conducting business as a business development company, and the Company is not able to meet the requirements of the Act as to diversification, and the independent director requirements.



                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Atlanta and state of Georgia on the 6th day of September, 2003.




/s/ Lamar Sinkfield
_______________________
Lamar Sinkfield

Its: Chief Executive Officer